Bowater Incorporated, headquartered in Greenville, SC, is a global leader in newsprint. In addition, the company makes coated and uncoated groundwood papers, bleached kraft pulp and lumber products. The company has 12 pulp and paper mills in the United States, Canada and South Korea and 12 North American sawmills that produce softwood and hardwood lumber. Bowater also operates two facilities that convert a groundwood base sheet to coated products. Bowater’s operations are supported by approximately 1.5 million acres of timberlands owned or leased in the United States and Canada and 32 million acres of timber cutting rights in Canada. Bowater is one of the world’s largest consumers of recycled newspapers and magazines. Bowater common stock is listed on the New York Stock Exchange, U.S. regional exchanges and the London Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto Stock Exchange (TSE: BWX).

Table of Contents

Letter to Shareholders	1
Division Overview	4
Annual Capacity and Production	6
Financial Summary	7
Board of Directors and Officers	8
Shareholder Information	IBC

Arnold M. Nemirow
Chairman, President and Chief Executive Officer

Letter to Shareholders

Fellow Shareholders: The past year was very difficult. International uncertainties, weak demand and historically low product pricing led to poor financial results for your company. Not only did we suffer a significant loss, but we were unable to reduce our debt. However, improving market conditions and cost controls should produce better results in 2003.

Bowater 2002 Annual Report 1

Financial Performance

For 2002, Bowater had a net loss of $142.4 million, or $2.50 per diluted share, which includes $51.3 million, or a $.90 per share gain relating to asset sales, and $1.6 million, or $.03 per diluted share resulting from foreign currency gains. Before these two items, the net loss was $195.3 million, or $3.43 per diluted share. This compares with a net loss of $6.5 million, or $.12 per share in 2001, excluding asset sales and currency losses.

During the year, we generated $41.2 million in operating cash flow, spent $238.7 million on capital projects and paid $49.6 million in dividends. We also raised $114.6 million through the sale of timberlands. We took the opportunity in 2002 to renegotiate our primary bank facility and extend its final maturity to 2005. At year-end we had $480 million of unused available bank lines. Our debt ratio at year-end was 55%, which is higher than our target. This was primarily due to the impact of a change in the funded status of our pension plans. Debt reduction is our top priority, and we expect to make meaningful progress as market conditions for our products improve.

Your management team responded vigorously to difficult business conditions by:

•	Implementing a companywide austerity program that lowered our costs by approximately $75 million.

•	Completing the integration of Alliance Forest Products resulting in $80 million of synergies and exceeding our $60 million target.

•	Further optimizing our asset base by permanently closing a 90,000 metric ton newsprint machine at Coosa Pines, Alabama, and announcing the elimination of 100,000 metric tons of newsprint production mostly at our Calhoun mill.

•	Realizing $114.6 million of proceeds from the sale of timberlands.

The $75 million cost reduction program includes a work force reduction of 500 employees. By the end of 2002 we had implemented 40% of the personnel reductions. We will achieve the balance of the cost reduction program in 2003 while maintaining the salary freezes we initiated in 2002. These were very difficult but necessary decisions. In the context of the reductions, it would have been easy for our operating management to lose their focus. I am happy to say they did not, and our productivity and safety performance remains outstanding. Our product mix continued to improve through the start-up of the coated paper converting facility in Tennessee and the expansion of our specialty papers business.

Difficult conditions provide an opportunity for strong managers to add value. In 2002, we expanded the responsibilities of Don Newman who was appointed Executive Vice President and Chief Operating Officer and David Maffucci who was appointed Executive Vice President in charge of most staff functions. Jerry Gilmore, Senior Vice President — Newsprint Operations, assumed more mill responsibilities. Roger Loney became manager of our Calhoun mill, Bruce Nunn became manager of our Mersey

At Bowater, we manage capital spending carefully and have a track record of spending less than depreciation.

Cost Reduction per Metric Ton 2001-2002

One of the hallmarks of our management team is cost reduction. We have a cost control focus and a proven ability to take out costs aggressively.

Cash Flow Generation Potential
in millions except earnings per share

	For Every $50 Change in Price

		Net
	EBITDA	Income	EPS

Newsprint	$138.6	$81.7	$1.43
Market Pulp	$62.1	$38.5	$0.67
Coated & Specialties	$74.9	$46.4	$0.81

Our operating leverage to our core products provides significant cash flow generation potential.

2  Bowater 2002 Annual Report

mill, Alan Sanders took over the helm at the Ponderay mill, and Craig Stevens was named to lead the Nuway operations. With these promotions, I am pleased with the depth and experience of our entire management team.

Markets

2002 was a poor year for newspaper advertising in the United States. Although conditions improved in the latter half of the year, we continued to match newsprint production with customer demand and curtailed production by 400,000 metric tons. However, in the third quarter we implemented a newsprint price increase and expect better results in 2003 as demand for newsprint improves.

In 2002, demand for coated groundwood papers in North America increased by 5% as compared to 2001. Demand for this grade in North America in the last six months of 2002 was 13% greater than 2001. The growth in demand in the latter half of 2002 was unexpectedly strong, underscoring the positive long-term fundamentals of the coated groundwood marketplace. This sharp rebound makes the conversion of a newsprint machine at our Catawba mill to coated groundwood in 2003 especially timely. Although pricing remained at depressed levels throughout 2002, I expect improved demand and financial results in this sector in 2003.

In 2002, the demand for market pulp improved, and Norscan shipments were 5% higher than 2001. Norscan producer inventories ended the year at 1.6 million metric tons, down from 1.7 million metric tons at the end of 2001. The improvement in demand and reduced inventories, combined with a weakening U.S. dollar, set the stage for a significant improvement in the pulp market in 2003.

Lumber markets were weak in 2002, as excess production was fostered by the countervailing and anti-dumping duties imposed by the U.S. Department of Commerce on Canadian lumber imports. Our Canadian sawmills were impacted by these duties, and we curtailed production as necessary during the year. We are hopeful that these trade barriers will be reduced for the benefit of both countries.

Improved Asset Base and Earnings Potential

Over the last five years, we have made several excellent acquisitions and disposed of high-cost or non-core assets. Our asset base is significantly enhanced, and our product mix is vastly improving. The centerpiece of this strategy is the conversion of a large newsprint machine at our Catawba, South Carolina, mill to lightweight coated papers. This conversion, combined with the start-up of two Nuway off-site coating machines over the last two years, will make Bowater one of the largest producers of coated groundwood papers in North America. These initiatives have also removed 350,000 metric tons of newsprint production. When combined with our closure of two paper machines, a total of 550,000 metric tons of newsprint will have been removed from the North American market.

As we enter 2003, I look back on 2002 as a year in which the Bowater management team faced extremely difficult conditions and responded well. Both demand and prices are beginning to recover, our costs are lower and your company is emerging as a leader in the value added, coated papers and specialties sectors.

Priorities

Our priorities in 2003 are the following:

•	Reduce debt using the proceeds from non-core asset sales and cash generated from operations.

•	Continue the emphasis on cost reduction and discipline in capital spending.

•	Complete the buildout of our coated and specialty papers division.

•	Enhance our newsprint business through appropriate supply management and asset optimization.

In closing, it is with sadness that I note the recent passing of a valued board member, James L. Pate. His wise counsel and strong dedication will be missed. Richard Barth was scheduled to retire from the board this year after 12 years of service. At the request of the board, he has consented to stand for re-election in May. It is anticipated Mr. Barth will resign upon the board’s election of a successor.

To our shareholders, customers and employees world-wide, I want to thank you for your continued support. Although 2002 has required us to manage through an extremely difficult period, I am confident that the actions we have taken and the strategies we are executing will provide significant benefit to all of our stakeholders.

Sincerely,

Arnold M. Nemirow
Chairman, President and Chief Executive Officer
March 11, 2003

Bowater 2002 Annual Report  3

Division Overview

Bowater is organized into five divisions: the Newsprint Division, the Coated and Specialty Papers Division, the Pulp Division, the Forest Products Division and the Canadian Forest Products Division. Except for the Pulp Division, each division is responsible for the sales and marketing of distinct product lines and the operation of certain manufacturing sites. The Pulp Division is primarily a marketing and distribution division. Its results are collected, analyzed and reported through the other four divisions.

Newsprint Division

Bowater is the largest manufacturer of newsprint in the United States. The Newsprint Division operates seven manufacturing locations in Canada, the United States and South Korea focused on producing low-cost, high-quality newsprint, pulp and selected uncoated specialty papers. The newsprint and specialty papers are marketed to newspaper publishers and commercial printers throughout the world and are backed by Bowater’s reputation for excellent quality and superior service.

Coated and Specialty Papers Division

The Coated and Specialty Papers Division produces coated paper, market pulp and uncoated specialty papers at its Catawba, South Carolina, facility. The division also has two coating facilities in the United States and is responsible for the marketing and sales of a full spectrum of coated and uncoated specialty papers. A recent machine conversion and soon-to-be-completed fiber line modernization at our South Carolina manufacturing facility will provide Bowater with one of the most modern and cost-efficient pulp and paper facilities in the world.

4  Bowater 2002 Annual Report

Pulp Division

Bowater remains a leading North American producer of market pulp. The Pulp Division markets and distributes market pulp produced at four of Bowater’s integrated manufacturing sites in Canada and the United States. The company produces all major grades of market pulp (northern and southern hardwood and softwood kraft). Our Coosa Pines, Alabama, operation manufactures higher, value-added fluff pulp that is enjoying a growing market.

Forest Products Division

The Forest Products Division manages 1.1 million acres of timberlands owned or leased in the United States and eastern Canada and over 8.3 million acres of Crown-owned land in the province of Ontario. The division operates three softwood sawmills, and a fourth will open in 2003. It supplies wood fiber to those sawmills and five of the company’s pulp and paper mills while marketing and selling lumber in North America. All of the land it oversees is certified as sustainably managed under either the American Forest & Paper Association’s Sustainable Forestry Initiative (SM) or the international registration program ISO 14001.

Canadian Forest Products Division

The Canadian Forest Products Division operates four paper manufacturing sites in Canada. This division manages 0.4 million acres of owned and leased timberlands and has over 23.4 million acres of cutting rights on Crown-owned land in the Canadian provinces of Quebec and New Brunswick. The division also operates nine sawmills and is responsible for the marketing and sales of its timber and lumber production. Most of the land it manages is certified for sustainable forest management under the international registration program ISO 14001. The remaining lands are in the process of being certified.

Bowater 2002 Annual Report  5

Annual Capacity and Production

By Product Line and Mill	2002

(In thousands of metric tons)	Annual Capacity	Production

Newsprint
Calhoun, Tennessee(1)	676	396
Catawba, South Carolina	220	212
Coosa Pines, Alabama	336	313
Grenada, Mississippi	245	238
Liverpool, Nova Scotia	243	231
Thunder Bay, Ontario	519	504
Gatineau, Quebec	467	454
Dalhousie, New Brunswick	237	235
Usk, Washington(2)	258	253
Mokpo, South Korea	252	199
Capacity Used for Nuway Production	(189)	(109)
	3,264	2,926
Coated and Specialty Papers
Benton Harbor, Michigan	118	79
Catawba, South Carolina	361	353
Covington, Tennessee	75	32
Calhoun, Tennessee	80	80
Dolbeau, Quebec	228	212
Donnacona, Quebec	239	213
Thunder Bay, Ontario	25	24
	1,126	993
Market Pulp
Catawba, South Carolina	245	236
Calhoun, Tennessee	187	178
Coosa Pines, Alabama	271	270
Thunder Bay, Ontario	543	543
	1,246	1,227
Total Tons of Pulp and Paper	5,636	5,146
Lumber(3)	977	901
Wood Treatment Plant(3)	27	27

(1)	Includes Calhoun Newsprint Company capacity of 222,625 and production of 218,011.

(2)	Includes 100% production and capacity of Ponderay Newsprint Company, a 40%-owned partnership.

(3)	Figures are in MMBF (millions of board feet).

6  Bowater 2002 Annual Report

Financial Summary

	For the Year

(In millions, except per-share data, ratios and shareholders)	2002		2001

Sales	$2,581.1	$	2,454.3
Operating income (loss)(1)	$(95.7)	$	313.4
Net income (loss)	$(142.4)	$	70.5
Diluted earnings (loss) per common share	$(2.50)	$	1.32
Average common and common equivalent shares outstanding	56.9		53.3
Dividends declared per common share	$0.80	$	0.80
Total assets	$5,590.3	$	5,761.0
Total shareholders’ equity	$1,755.5	$	2,022.0
Percent return on average common equity(1)	(7.5)%		3.7%
Total debt	$2,370.7	$	2,242.7
Total debt as a percentage of total capitalization(2)	55.5%		50.4%
Current ratio	0.97		0.80
Capital expenditures, including timberlands	$238.7	$	246.8
Shareholders of record (common stock and exchangeable shares)	5,500		5,900
Common stock price range	$31.00-55.80	$	40.30-58.75

*	All amounts are in U.S. dollars.

(1)	Operating income (loss) includes net gain on sale of assets of $85.7 million and an impairment charge of $28.5 million for 2002. In 2001, operating income includes net gain on sale of assets of $163.3 million.

(2)	This ratio excludes the revaluation of debt due to acquisitions totaling $94.1 million and $102.3 million for 2002 and 2001, respectively.

Bowater 2002 Annual Report  7

Board of Directors and Officers

Board of Directors

Arnold M. Nemirow(1)
Chairman, President and Chief
Executive Officer of Bowater
Director since 1994
Age: 59

Francis J. Aguilar(1,4)
Professor Emeritus, Harvard
University Graduate School
of Business
Director since 1984
Age: 70

Richard Barth (1,2,5)
Retired Chairman, President
and Chief Executive Officer,
Ciba-Geigy Corporation,
Diversified Chemical Products
Director since 1991
Age: 71

Cinda A. Hallman(2)
President and Chief Executive
Officer, Spherion Corporation
Recruitment, Technology and
Outsourcing Services
Director since 2000
Age: 58

Charles J. Howard(2,3)
Chairman, Howard, Barclay
& Associates Ltd., Investment
Counseling
Director since 1997
Age: 60

L. Jacques Ménard (3)
Chairman, BMO Nesbitt
Burns; President, BMO
Financial Group, Quebec
Director since 2002
Age: 57

John A. Rolls(3,5)
President and Chief Executive
Officer, Thermion Systems
International, Aerospace and
Industrial Heating Systems
Director since 1990
Age: 61

Arthur R. Sawchuk(4,5)
Chairman, Manulife Financial
Corporation, Insurance and
Financial Services
Director since 1998
Age: 67

Togo D. West, Jr.(2)
Of Counsel, Covington
& Burling Law Firm
Director since 2002
Age:60

Corporate Officers

Arnold M. Nemirow
Chairman, President and
Chief Executive Officer

Arthur D. Fuller
Executive Vice President and
President — Newsprint Division

R. Donald Newman
Executive Vice President and
Chief Operating Officer

David G. Maffucci
Executive Vice President
and Chief Financial Officer

E. Patrick Duffy
Senior Vice President and
President — Coated and
Specialty Papers Division

Richard K. Hamilton
Senior Vice President
and President — Forest
Products Division

Pierre Monahan
Senior Vice President and
President — Canadian Forest
Products Division

David J. Steuart
Senior Vice President and
President — Pulp Division

Harry F. Geair
Vice President — General
Counsel and Secretary

Jerry R. Gilmore
Senior Vice President - Newsprint Operations

William G. Harvey
Vice President and Treasurer

Steven G. Lanzl
Vice President -
Information Technology

Michael F. Nocito
Vice President and Controller

James T. Wright
Senior Vice President -
Human Resources

(1) Executive Committee

(2) Audit Committee

(3) Finance Committee

(4) Human Resources and Compensation Committee

(5) Nominating and Governance Committee

From left to right:

L. Jacques Ménard
Charles J. Howard
Togo D. West, Jr.
John A. Rolls
Arnold M. Nemirow
Francis J. Aguilar
Arthur R. Sawchuck
Cinda A. Hallman
Richard Barth

8

Shareholder Information

Annual Meeting

Bowater’s annual meeting of shareholders will be held on Wednesday, May 7, 2003, at 11:00 a.m. at The Gunter Theatre of the Peace Center for the Performing Arts, Greenville, South Carolina.

Stock Listings

Bowater Incorporated common stock is listed on the New York Stock Exchange (stock symbol BOW), the Pacific Exchange and the London Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto Stock Exchange (stock symbol BWX).

Investor Information and Financial Reporting

Investor inquiries about Bowater should be directed to the Investor Relations Department at Bowater’s headquarters.

10-K Report

Bowater files an Annual Report on Form 10-K with the Securities and Exchange Commission, a copy of which is included in this Annual Report to Shareholders. An additional free copy (without exhibits) may be obtained by writing to the Investor Relations Department at Bowater’s headquarters. The Company’s SEC filings, Annual Report to Shareholders, news releases and other investor relations information may be accessed through its website — www.bowater.com.

Dividend Reinvestment and Stock Purchase Plan

Bowater has a Dividend Reinvestment and Stock Purchase Plan. Information regarding the plan is available from the Bank of New York.

Independent Auditors

KPMG LLP
303 Peachtree Street
Suite 2000
Atlanta, GA 30308
Tel: 404-222-3000

Common Stock Registrars and Transfer Agents (BOW)

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Toll Free: 888-269-8845
International: 610-312-5303
e-mail: Shareowner-svcs@bankofny.com
Website: http://www.stockbny.com

CIBC Mellon Trust Company
Balfour House
390 High Road
Ilford, Essex, 1G1 1NQ
England
Tel: 020-8478-1888
Fax: 020-8553-0784

Exchangeable Share Stock Register and Transfer Agent (BWX)

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, QC H3A 3S8
Canada
Toll Free: 800-564-6253
Website: http://www.computershare.com

Corporate Services, Stock Transfer Services:
Tel: 514-982-7888 ext. 7178
Fax: 514-982-7580

Common Stock Prices

Price ranges of Bowater’s common stock during 2002 and 2001 as reported on the New York Stock Exchange were:

	2002		2001

	HIGH	LOW	HIGH	LOW

First quarter	$53.90	$44.46	$58.75	$45.81
Second quarter	$55.80	$45.75	$52.50	$42.65
Third quarter	$54.50	$34.94	$48.20	$40.30
Fourth quarter	$43.38	$31.00	$49.94	$42.34

BOWATER

Corporate Headquarters

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864-271-7733
864-282-9482 (FAX)
http://www.bowater.com

Division Headquarters

Newsprint Division
55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864-271-7733

Canadian Forest Products Division
1000 De La Gauchetière Street West
Suite 2820
Montreal, QC H3B 4W5
Canada
514-954-2100

Coated and Specialty Papers Division
11440 Carmel Commons Boulevard
Suite 201
Charlotte, NC 28226
877-251-6771

Pulp Division
5420 North Service Road
Burlington, ON L7L 6C7
Canada
905-332-4616

Forest Products Division
4399 North Ocoee Street
Cleveland, TN 37312
423-728-2800

Division Sales Offices

Newsprint Division
300 March Road
Suite 444
Kanata, ON K2K 2E2
Canada
888-333-9933

547 West Jackson Boulevard
Suite 1505
Chicago, IL 60661
312-588-2301

100 Merchant Street
Suite 195
Cincinnati, OH 45246
513-772-2744

3155 Route 10 East
Suite 101
Denville, NJ 07834
973-537-1070

55 East Camperdown Way
P.O. Box 1028
Greenville, SC 29602
864-271-7733

7200 Stonehenge Drive
Suite 205
Raleigh, NC 27613
919-676-7252

15310 Amberly Drive
Suite 250-50
Tampa, FL 33647
813-977-4945

Bowater S. America Ltda.
Rua Engenheiro Carlos Estevenson, #80
Sala #51 Lyon Office Center
Nova Campinas, São Paulo
Brazil CEP 13092310
5519-3259-1192

Bowater Europe Ltd.
Carolyn House
26 Dingwall Road
Croydon, Surrey CRO 9XF
England
44-208-667-0303

Bowater-Halla Paper Company Ltd.
Hong-Woo Building
945-1 Daechi-Dong
Gangnam-Gu, Seoul
Korea 135-280
82-2-567-1576

Bowater Asia Pte Ltd.
260 Orchard Road, #08-09
The Heeren
Singapore 238855
65-6835-0488

Canadian Forest Products Division
Lumber Sales Office
1000 De La Gauchetière Street West
Suite 2820
Montreal, QC H3B 4W5
Canada
514-954-2713

Coated and Specialty Papers Division
Canada:
1000 De La Gauchetière Street West
Suite 2820
Montreal, QC H3B 4W5
Canada
514-954-2108

Southeast:
5885 Cumming Highway
Suite 108-#212
Sugar Hill, GA 30518
678-714-6661

Midwest:
701 Warrenville Road
Suite 320
Lisle, IL 60532
800-843-0375

Northeast:
177 Broad Street
10th Floor
Stamford, CT 06901
800-545-7248

West Coast:
28 Park Ridge Road
San Rafael, CA 94903
415-492-1100

Pulp Division
11440 Carmel Commons Boulevard
Suite 201
Charlotte, NC 28226
800-669-5452

© Bowater Incorporated
Printed in U.S.A.

Pages 1–8 of this annual report are printed on Bowater's 50# BowBright Gloss Web Text.

Bowater Incorporated is an equal opportunity employer.

is a registered trademark of Bowater Incorporated.

Ce rapport est disponible en version française.

This report is available in English and French at http://www.bowater.com.